UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of E&P assets in the Paraná Basin

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Rio de Janeiro, April 20, 2022 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 12/20/2021 and 12/30/2021, informs that it has today concluded the sale to the company Ubuntu Engenharia e Serviços Ltda (Ubuntu) of its total stake in blocks PAR-T-198 and PAR-T-218, located in the Paraná Basin.

After compliance with all the precedent conditions and approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP), the transaction was concluded with the payment of US$ 6.3 thousand to Petrobras. The amount received at the closing adds to the amount of US$ 56.7 thousand paid to Petrobras when the sale contracts were signed, totaling an amount of US$ 63 thousand.

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for the assignment of rights of exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree No. 9,355/2018.

This operation is aligned with the portfolio management strategy and the improved allocation of the company's capital, aiming to maximize value and greater return to society. Petrobras is increasingly concentrating its resources on deep and ultradeepwater assets, where it has shown great competitive edge over the years, producing better quality oil and with lower greenhouse gas emissions.

About the Paraná Basin blocks

PAR-T-198 and PAR-T-218 blocks, located in the far west of the state of São Paulo, were acquired in the ANP's 12th Bidding Round in 2013 and are currently in their 1st Exploratory Period and with Minimum Exploratory Program (MEP) commitments already fully met. Petrobras held 100% interest in both blocks.

About Ubuntu

Ubuntu is a limited liability company, domiciled in Brazil, engaged in oil and natural gas exploration, production and extraction activities. Currently, Ubuntu operates the Urutau, Cardeal and Colibri fields, located in Rio Grande do Norte; the Rio Mariricu field, in Espírito Santo; and the Dó-Re-Mi field in Sergipe.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer